

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 17, 2017

Joseph Wm. Foran
Chairman and Chief Executive Officer
Matador Resources Company
5400 LBJ Freeway, Suite 1500
Dallas, TX 75240

> **Re: Matador Resources Company**
> **Registration Statement on Form S-4**
> **Filed March 9, 2017**
> **File No. 333-216549**

Dear Mr. Foran:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Langford at 202-551-3193 with any questions.

Sincerely,

/s/ Timothy S. Levenberg

for H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: M. Preston Bernhisel, Esq.
Baker Botts L.L.P.